OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

15381 – 36th Avenue, South Surrey, BC. V3Z 0J5

Tel: (604) 417-4653 www.mirandagold.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

MIRANDA to carry out $1.5 MILLION private placement

Vancouver, BC, Canada –June 3, 2016 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce that it proposes to raise up to $1,500,000 by way of a non-brokered private placement through the issuance of up to 16,666,667 units at a price of $0.09 per unit (a “Unit”). Each Unit will consist of one common share and one non-transferable common share purchase warrant (a “Warrant”). Each Warrant will entitle the holder thereof to purchase one additional common share of Miranda at a price of $0.12, until expiry five years from the date of closing the private placement. The Company reserves the right to increase the size of the private placement or to modify the type, nature and/or price of the Units for any reason.

The private placement is subject to compliance with applicable securities laws and to receipt of regulatory approval. The Company may pay finders’ fees of up to 6% in cash.

Proceeds of this private placement will primarily be used to advance generative exploration and project acquisition in Colombia and for general corporate purposes.

In addition, on April 25, 2016, the Directors granted stock options to the Chief Financial Officer on 300,000 shares of the Company’s capital stock, exercisable for up to five years at a price of $0.12 per share, which is a significant premium to the last closing price of the Company’s shares prior to the date of grant. The options granted will vest immediately.

Corporate Profile

Miranda is a gold exploration company active in Colombia and Alaska. Miranda employs a prospect generator and joint venture business model. Miranda focuses on generating projects with world-class discovery potential, and then joint ventures multiple projects to maximize the chance of discovery, while reducing economic risk and shareholder dilution. Miranda has ongoing relationships with Prism Resources, Inc., Montezuma Mines Inc., and Gold Torrent Inc.

ON BEHALF OF THE BOARD

“Joseph Hebert”

Joseph Hebert

Chief Executive Officer

+1-775-340-0450

Email: joseph.hebert75@gmail.com

www.mirandagold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.